Exhibit 99.1

BELL CANADA

and

BCE INC.

and

CIBC MELLON TRUST COMPANY –

COMPAGNIE TRUST CIBC MELLON

(Trustee)

THIRD SUPPLEMENTAL

TRUST INDENTURE

Dated as of May 10, 2021

THIRD SUPPLEMENTAL TRUST INDENTURE

This THIRD SUPPLEMENTAL TRUST INDENTURE, made as of May 10, 2021 (the “Third Supplemental Trust Indenture”).

B E T W E E N:	BELL CANADA, a corporation incorporated under the laws of Canada

(the “Corporation”)

- and -

BCE INC., a corporation incorporated under the laws of Canada

(the “Guarantor”)

- and -

CIBC MELLON TRUST COMPANY – COMPAGNIE TRUST CIBC MELLON, a corporation governed by the Trust and Loan Companies Act (Canada)

(the “Trustee”)

RECITALS :

A.

The Corporation currently has Securities issued and outstanding pursuant to a trust indenture between the Corporation and the Trustee dated as of November 28, 1997, as from time to time supplemented, modified or changed (the “Original Trust Indenture”).

B.

By a Second Supplemental Trust Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of the Corporation’s payment obligations under the Original Trust Indenture.

C.

Section 8.01 of the Original Trust Indenture, provides, among other things, that the Corporation, when authorized by a Certified Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Original Trust Indenture, in form satisfactory to the Trustee, for the purpose of, inter alia, (i) making any additions to, deletions from or alterations of the provisions of the Original Trust Indenture which the Corporation may deem necessary or advisable in order to facilitate the sale of the Securities and which, in the opinion of the Trustee, do not adversely affect the rights of the Holders of the Securities, or any series thereof then Outstanding in any material respect, or (ii) for any other purpose not inconsistent with the terms of the Original Trust Indenture, provided that, in the opinion of the Trustee, the rights of the Trustee or of the Holders of the Securities are not adversely affected in any material respects.

D.

All necessary matters and things have been done and performed by the Corporation and the Guarantor to authorize the execution and delivery of this Third Supplemental Trust Indenture and to make this Third Supplemental Trust Indenture legal, valid and binding upon the

Corporation and the Guarantor subject to the terms of the Original Trust Indenture and this Third Supplemental Trust Indenture.

E.	The foregoing recitals are made as representations and statements of fact by the Corporation or the Guarantor, as the case may be, and not by the Trustee.

NOW THEREFORE THIS THIRD SUPPLEMENTAL TRUST INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

Indenture Supplemental

to the Original Trust Indenture

Section 1.01      Part of Original Trust Indenture – This Third Supplemental Trust Indenture is declared to be supplemental to the Original Trust Indenture and is to form part of and shall have the same effect as though incorporated in the Original Trust Indenture, subject to Section 2.01 below. The Original Trust Indenture is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein.

Section 1.02      Capitalized Terms – All capitalized terms contained in this Third Supplemental Trust Indenture (including the Recitals hereto) unless otherwise defined herein, shall, for all purposes hereof, have their respective meanings as set out in the Original Trust Indenture, unless expressly stated otherwise or the context otherwise requires.

ARTICLE 2

Amendments Applicable

to New Series of Securities

Section 2.01      Amendments Apply to New Series – The additions to, changes or eliminations of the provisions of the Original Trust Indenture set forth in this Third Supplemental Trust Indenture shall apply solely to Securities of a series issued on or after the date of this Third Supplemental Trust Indenture. The rights of Holders of Securities of any series Outstanding that were issued prior to the date of this Third Supplemental Trust Indenture shall not be affected by the additions to, changes or eliminations of the provisions of the Original Trust Indenture set forth in this Third Supplemental Trust Indenture.

Section 2.02      Notice of Redemption – For purposes of each new series of Securities issued on or after the date of this Third Supplemental Trust Indenture, Section 11.04 of the Original Trust Indenture is deleted and replaced by the following paragraph:

“Notice of the proposed redemption shall be given in the manner provided in this Indenture to each Holder of Securities to be redeemed not less than 15 nor more than 60 days prior to the Redemption Date.

All notices of redemption shall state:

(1)	the Redemption Date,

(2)	the Redemption Price,

(3)

if less than all the Outstanding Securities of a series are to be redeemed, the identification (and, in the case of partial redemption, the respective principal amounts) of the Securities of such series to be redeemed,

(4)	that on the Redemption Date the Redemption Price will become due and payable upon each such Security, and that interest thereon, if any, shall cease to accrue on and after said date, and

(5)	the place where each such Securities are to be surrendered for payment of the Redemption Price.

Notice of redemption of Securities to be redeemed at the election of the Corporation shall be given by the Corporation or, at the Corporation’s request, by the Trustee in the name and at the expense of the Corporation.”

ARTICLE 3

Confirmation

Section 3.01      Original Trust Indenture – The Corporation, the Guarantor and the Trustee hereby acknowledge and confirm that, except as specifically supplemented, modified or changed by the provisions of this Third Supplemental Trust Indenture, all of the terms and conditions contained in the Original Trust Indenture (as previously supplemented, modified or changed) are and shall remain in force and effect, unamended, in accordance with the provisions thereof. The matters provided for in this Third Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date hereof and do not constitute novation.

Section 3.02      Applicable Law – This Third Supplemental Trust Indenture, all acts and transactions hereunder, and the rights and obligations of the parties hereto, shall be governed, construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ARTICLE 4

Guarantee

Section 4.01      Confirmation of Guarantee – The Guarantor agrees that the Guarantee provided by the Guarantor pursuant to the Second Supplemental Trust Indenture to the Original Trust Indenture:

(1)	Remains enforceable against it in accordance with its terms; and

(2)	Continues to guarantee the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise of all of the Guaranteed Obligations.

ARTICLE 5

Execution

Section 5.01      Counterparts and Formal Date – This Third Supplemental Trust Indenture may be executed in several counterparts, deliverable by electronic means, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first written hereinabove. For certainty, this Third Supplemental Trust Indenture may be executed by way of electronic signature (including through an information system such as DocuSign or by any other electronic means) and any such execution shall be of the same legal effect, validity or enforceability as a manually executed signature.

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IN WITNESS WHEREOF, the parties hereto have declared that they have required that these presents be in the English language and have executed these presents as of the date first written above.

BELL CANADA

By:	(signed) Curtis Millen
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

BCE INC.

By:	(signed) Curtis Millen
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

CIBC MELLON TRUST COMPANY

By:	(signed) Pierre Tremblay
Name: Pierre Tremblay Title: Vice President